

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2013

Via E-mail
Larry L. Enterline
Chief Executive Officer
Fox Factory Holding Corp.
915 Disc Drive
Scotts Valley, CA 95066

> **Re:** **Fox Factory Holding Corp.**
> **Registration Statement on Form S-1**
> **Filed July 8, 2013**
> **File No. 333-189841**

Dear Mr. Enterline:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You state on page 8 that the consummation of this offering is conditioned on the closing of the New Credit Facility. Please tell us what the time period is for closing the New Credit Facility relative to the date of effectiveness of the registration statement.

2. Please continue to consider the updating requirements of Rule 3-12 of Regulation S-X in future submissions.

Risk factors, page 17

3. We note the choice of forum disclosure on page 123. Please include a risk factor to describe the risks attendant to the exclusive forum provision in your certificate of incorporation.

Exhibits and financial statement schedules, page II-3

4. We note your response to our prior comment 14 and reissue. Pursuant to Item 601(b)(10)(i) of Regulation S-K, material contracts to be performed in whole or in part at or after the filing of the registration statement should be included as exhibits to your registration statement. Because the Management Services Agreement has not yet been terminated, and was therefore in effect at the time of filing, it should be included as an exhibit unless there is another basis for concluding that it is not material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        William J. Simpson
        Paul Hastings LLP